August 16, 2016
VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:    Jennifer Thompson, Accounting Branch Chief
Andrew Blume, Staff Accountant

 Re:    Lionbridge Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed March 4, 2016
Form 10-Q for the Fiscal Quarter Ended March, 31, 2016
Filed May 10, 2016
File No. 000-26933

Ladies and Gentlemen:

This letter is submitted on behalf of Lionbridge Technologies, Inc. (the “Company” or “Lionbridge”) in response to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) as set forth in your letter to Marc E. Litz dated July 27, 2016 with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2016 (the “Comment Letter”). For reference purposes, the text of your letter has been reproduced herein with responses below each numbered comment.

General

1.
You indicate on pages 8 and 34 of the 10-K that Microsoft accounted for 15% of your total 2015 revenue. In a publicly available letter to the staff dated October 15, 2014, Microsoft referred to its customers in Sudan and Syria. Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

Response 1:

In response to the Staff’s comment, the Company does not have any business ties with private or public entities, or individuals, in Syria or Sudan, either directly or through its relationship with Microsoft. The Company provides localization, translation and software and application testing services (the “Lionbridge Services”) for Microsoft, but has not been engaged to provide such services with respect to products that will be sold or distributed by Microsoft in either Syria or Sudan, or have been localized for use in Syria or Sudan. Moreover, when performing the Lionbridge Services for Microsoft or any other customer, Lionbridge screens all resources it utilizes for Lionbridge Services to ensure that Lionbridge does not engage with any individual or entity identified on the Office of Foreign Asset Control (“OFAC”) Specially Designated National (“SDN”) list, or with sanctioned countries, including without limitation Syria and Sudan. The Company has not been engaged by Microsoft or other customers to provide its services explicitly for end-products that will be distributed or sold in Syria or Sudan nor has it been engaged to localize products for use in such countries.

Lionbridge does not have any subsidiaries, offices, facilities, employees or other assets located in Syria or Sudan. No disclosure was deemed necessary in Lionbridge’s 2015 Form 10-K as there were no transactions either directly or indirectly to customers in Sudan and Syria for all periods presented and all prior periods not presented.

2.
Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.- designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Response 2:

In response to the Staff’s comment, Lionbridge has implemented controls, both in the United States and abroad, that are designed to ensure compliance with applicable laws and regulations, including U.S. laws prohibiting exports and re-exports to those countries of goods, software, or technology that are subject to U.S. export controls and prohibiting any activities by U.S. persons involving designated Syrian and Sudanese persons or entities. The Company has no agreements, commercial arrangements, or other contacts with any private or public entities, or individuals in Syria or Sudan, including the governments of Syria or Sudan, or entities controlled by these governments. The Company is committed to maintaining strict compliance with its policy and with all applicable U.S. export control and economic sanctions laws and regulations restricting dealing in or with Syria or Sudan.

Form 10-K for the Fiscal Year Ended December 31, 2015
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Financial Condition and Liquidity
Cash Flows from Operating Activities, page 43

3.
We note from your February 11, 2016 earnings call that your days’ sales outstanding increased approximately six days from the prior year and that you are seeing “larger clients imposing slightly longer credit terms.” To the extent that significant changes in credit terms, the terms of your sales arrangements, and/or customer composition are materially impacting your days’ sales outstanding, liquidity and/or accounts receivable balances, please identify and disclose such trends within MD&A.

Response 3:

In response to the Staff’s comment, we will revise future filings to include additional discussions if there are significant fluctuations in our days’ sales outstanding necessary to convey a deeper understanding of liquidity and/or accounts receivable balances. We intend to provide this additional disclosure commencing with our Form 10-Q filing for the fiscal quarter ended June 30, 2016:

The decrease in accounts receivable caused a decrease in days sales outstanding (“DSO”), which is calculated by dividing the current period ending accounts receivable balance by the average daily revenue for the period. DSO was 54 days at June 30, 2016 compared with 55 days at June 30, 2015.

DSO can be affected by factors such as changes in the volume of revenue in a period, changes in contractual terms with existing customers, contractual payment terms with new customers that are significantly different from the Company’s existing customer base, changes in customer payment behaviors or patterns or timing of when invoices are presented to the customer. Compared to June 30, 2015, Lionbridge has not experienced any significant trends in accounts receivable and unbilled receivables other than changes relative to the change in revenue volume.

Further, we will provide additional disclosure in future filings if there are other significant changes in credit terms, the terms of sales arrangements, and/or customer composition that materially impact our days’ sales outstanding, liquidity and/or accounts receivable balances.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 47

4.
We note your disclosure that “net inter-company balances denominated in currencies other than the functional currency of the respective entity were approximately $69.2 million and $46.8 million as of December 31, 2015 and 2014, respectively.” Please tell us how you account for foreign currency gains and losses associated with these inter-company transactions. See ASC 830-20-35-1 through -4.

Response 4:

In response to the Staff’s comment, the Company notes it has made accounting designations as to which transactions are expected to be settled in the foreseeable future and which transactions are not expected to be settled in the foreseeable future, based on intent and ability for repayment. This designation determines the accounting treatment of the balances.

For transactions expected to be settled in the foreseeable future, which consisted of net inter-company balances of $69.2 million and $46.8 million at December 31, 2015 and 2014, respectively, the Company applies the accounting prescribed by generally accepted accounting principles, which requires that any currency gains and losses be recognized in the consolidated statement of operations. Such transactions include inter-company transactions for working capital purposes between Lionbridge and its wholly-owned subsidiaries and intercompany trade transactions involving products and services between the Company’s subsidiaries. To the extent that any period-end balances are denominated in a currency other than the legal entity’s functional currency, the Company calculates a currency gain or loss by comparing the period-end spot exchange rate to either a) the prior month-end spot rate if the balance was outstanding the entire period; or b) the exchange rate on the date the transaction was consummated and recorded. The resulting gains and losses are recorded in “Other (income) expense, net”, a non-operating line item within the Company’s consolidated statements of operations. Inter-company balances denominated in foreign currencies for which settlement is not planned or anticipated in the foreseeable future are excluded from net income and translation of these balances flow through other comprehensive income.

The Company undertakes to revise its disclosures in future filings to clearly describe how it has presented and accounted for the referenced foreign currency transactions in its financial statements. Below is an illustration of the proposed disclosure that we anticipate including in future filings where we describe foreign currency gains and losses:

Item 7A. Quantitative and Qualitative Disclosures About Market Risk:
Lionbridge conducts a large portion of its business in international markets. Although a majority of Lionbridge’s contracts with clients are denominated in U.S. Dollars, approximately 36% of its revenue for the year ended December 31, 2015 was denominated in foreign currencies, primarily the Euro and, to a lesser extent, the Swiss Franc and British Pound Sterling as compared to approximately 31% for the year ended December 31, 2014. Approximately 61% and 59% of its costs and expenses for the year ended December 31, 2015 and 2014, respectively, were denominated in foreign currencies, primarily operating expenses associated with cost of revenue, sales and marketing and general and administrative. In addition, 13% and 12% of the Company’s consolidated tangible assets were subject to foreign currency exchange fluctuations as of December 31, 2015 and 2014, respectively, while 15% and 17% of its consolidated liabilities were exposed to foreign currency exchange fluctuations as of December 31, 2015 and 2014, respectively. In addition, net inter-company balances denominated in currencies other than the functional currency of the respective entity were approximately $69.2 million and $46.8 million as of December 31, 2015 and 2014, respectively. The principal foreign currency applicable to the Company’s business is the Euro. Assets and liabilities denominated in non-U.S. currencies are translated at rates of exchange prevailing on the date of the consolidated statements of financial condition and revenues and expenses are translated at average rates of exchange for the period. Foreign currency remeasurement gains or losses on transactions for which settlement is expected in the foreseeable future in nonfunctional currencies are recognized in other expense (income), net.
Item 15. Exhibits, Financial Statement Schedules
Report of Independent Registered Public Accounting Firm, page 53

5.
Although your disclosures on page 50 indicate that you excluded the CLS and Geotext acquisitions from management’s assessment of internal control over financial reporting, your auditor states that only CLS was excluded from the assessment. Please reconcile these statements.

Response 5:

In response to the Staff’s comment, the Company notes that in Item 9A. Controls and Procedures, the Company included its acquisition of Geotext in 2015, which was not material in 2015, as being excluded from its assessment of internal control over financial reporting. In future filings and if and when the Company makes additional acquisitions, it will more clearly delineate exclusions from this assessment.

Form 10-Q for the Fiscal Quarter Ended March 31, 2016
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Segment Results
Cost of Revenue and Gross Margin, page 27

6.
We note that your gross margin for both GLC and GES decreased from the prior comparable period and you partially attributed the decline to an “unfavorable work mix.” As this statement is not overly informative or descriptive, please revise your disclosures to better explain the underlying factors that contributed to this decrease as well as any related known trends. Your disclosures should enable investors to see the company through the eyes of management. Refer to Item 303(a)(3) of Regulation S-K.

Response 6:

In response to the Staff’s comment, the Company will revise our disclosures in future filings to better explain the underlying factors that contributed to increases and decreases as well as any related known trends. In addition, it will be more descriptive of the many factors within the category of work mix that have resulted or may result in increases or decreases in gross margin as a whole, and within any reporting segment, on a quarterly and annual basis. These factors vary from quarter to quarter, and from year to year, and their impact either singly or in combination with other factors also varies from quarter to quarter and from year to year. Variations of these factors are attributable in part to factors outside of the Company’s control, such as customer purchasing decisions or general economic conditions. Accordingly, the Company cannot identify any trend associated with work mix as a whole.

We note to the Staff that we have included in our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2016 the following additional explanation regarding the composition of work mix to provide investors with additional information about these factors and their variability quarterly and annually, which we believe addresses the Staff’s concerns (and which level of detail we will continue to provide in future filings):

Gross margin for the Company’s GLC segment may be affected by many factors related to work mix, including but not limited to: volume fluctuations in higher margin customized localization services, particularly services for regulated industries, involving hard to procure languages, or for complex content formats; the magnitude of new engagements with initial ramp-up costs relative to continuing engagements for existing customers; and the geographies, languages and payment currencies associated with the location and production of the services. The magnitude of impact of any of these factors varies from quarter to quarter and year to year. Total gross margin for the Company's GLC segment was relatively consistent for three months ended June 30, 2016 compared to the three months ended June 30, 2015. GLC gross margin percentage decreased to 36.1% for the three months ended June 30, 2016 from 37.1% for the three months ended June 30, 2015. The decrease in gross margin percentage was primarily due to lower margins associated with ramp-up costs for new projects, a decrease in volumes and demand for higher margin work the Company’s more complex customized localization offerings from certain existing clients in certain regulated industries.

Gross margin for the Company’s GES segment may be affected by many factors related to work mix, including but not limited to: cost of production or procurement of services based on the customer’s industry, geography or complexity of requirements; volume fluctuations in higher margin customized or complex testing services, including geographical scope or technical complexity of such services; the magnitude of new engagements with initial ramp-up costs relative to continuing engagements for existing customers; and fluctuations in foreign currency exchange rates. The magnitude of impact of any of these factors varies from quarter to quarter and year to year. For the three months ended June 30, 2016 GES gross margin decreased $0.9 million, or 8.5%, to $9.8 million as compared to $10.7 million for the three months ended June 30, 2015. GES gross margin percentage decreased to 28.0% for the three months ended June 30, 2016 from 30.7% for the three months ended June 30, 2015. The decrease in gross margin and gross margin percentage was primarily due to lower margins associated with a greater number of new projects with higher initial ramp-up costs and a decrease in volumes from certain existing clients for more complex and technical testing services with higher margins.

*        *        *
As requested in the Comment Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning the enclosed matters, please contact the undersigned at (978) 964-4757.

Sincerely,

/s/ Marc E. Litz

Marc E. Litz
Chief Financial Officer and Senior Vice President
Lionbridge Technologies, Inc.

cc:	Margaret A. Shukur, General Counsel, Lionbridge Technologies, Inc.
Rory J. Cowan, President, Chairman & CEO, Lionbridge Technologies, Inc.